Exhibit 99.1


Spiegel, Inc.
Audit Committee Report

Spiegel, Inc. has established an Audit Committee consisting of three members, each of whom is independent as defined by the National Association of Securities Dealers (NASD) Rule 4200. The Committee currently consists of Mr. Horst R. A. Hansen (Chair), Dr. Michael E. Cruesemann and Dr. Peter Mueller and operates pursuant to a written Charter, a copy of which is attached as Exhibit 99.2 of the Spiegel, Inc. second quarter 2001 Form 10Q. This Charter has been adopted and approved by the Board of Directors and is published every three years with the Securities and Exchange Commission.



                     The Audit Committee

                     Mr. Horst R. A. Hansen
                     Chair

                     Dr. Michael E. Cruesemann
                     Member

                     Dr. Peter Mueller
                     Member